20014349

SEC
Mail Processing
Section

DEC 01 2020

Washington DC
415

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-67421

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/19 (MM/DD/YY) AND ENDING 09/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SFI Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Superior Avenue East, Suite 1700
(No and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Dorsey 216-455-9990

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP

(Name – *if individual, state last, first, middle name*)

6685 Beta Drive	Mayfield Village	OH	44143
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Dorsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SFI Capital Group, LLC, as of November 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ERIN WHITEHEAD
NOTARY PUBLIC - STATE OF OHIO
My Commission Expires 5/21/2023

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SFI CAPITAL GROUP, LLC

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

INDEPENDENT AUDITOR'S REPORT

YEAR ENDED SEPTEMBER 30, 2020

TABLE OF CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE MEMBER AND BOARD OF MANAGERS
SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SFI Investments, LLC dba SFI Capital Group, LLC (the "Company") as of September 30, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Marcum LLP

Deerfield, IL
November 24, 2020

MARCUMGROUP
MEMBER

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2020

ASSETS	
Cash	$ 32,242
Accounts receivable - related party	6,160
Prepaid expense	840
Deferred tax asset	715
TOTAL ASSETS	$ 39,957
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable	$ 1,410
Accrued audit expense	4,500
Deferred revenue	2,500
TOTAL LIABILITIES	8,410
MEMBER'S EQUITY	31,547
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 39,957

The accompanying notes are an integral part of these financial statements.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

STATEMENT OF OPERATIONS

YEAR ENDED SEPTEMBER 30, 2020

REVENUES		
Professional services		$ 86,170
EXPENSES		
Administration expenses - related party	$ 54,540	
Professional services	26,116	
Other expenses	6,453	87,109
LOSS BEFORE INCOME TAX BENEFIT		$ (939)
INCOME TAX BENEFIT		$ 715
NET LOSS		$ (224)

The accompanying notes are an integral part of these financial statements.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED SEPTEMBER 30, 2020

Balance at October 1, 2019	$	36,316
Net loss		(224)
Distributions		(4,545)
Balance at September 30, 2020	$	31,547

The accompanying notes are an integral part of these financial statements.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (224)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Cash provided by (used in) changes in the following items:		
Decrease in accounts receivable - related party	1,000	
Increase in prepaid expense	(35)	
Increase in accounts payable	1,350	
Increase in accrued audit expense	4,500	
Increase in deferred revenue	2,500	
Increase in deferred tax asset	(715)	8,600
Net cash provided by operating activities		8,376
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions		(4,545)
Net cash used in financing activities		(4,545)
NET INCREASE IN CASH		3,831
CASH - BEGINNING OF YEAR		28,411
CASH - END OF YEAR		$ 32,242

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

SFI Investments, LLC dba SFI Capital Group, LLC (the Company), an Ohio Limited Liability Company, is a non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC) and the states of Ohio, California, Florida, Michigan, New York, and Indiana and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in providing professional services to its clients. The Company is wholly owned by Achill BD, LLC and shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

The Company is engaged as a securities broker-dealer, which comprises several classes of services, including primary investment banking. The Company's services include business acquisition advisory services. Specifically, it includes any one or more of the following items: sale of a company, divestiture, acquisition searches, managed buy-outs or leveraged buy-outs, joint ventures, strategic alliances, or raising capital.

(b) Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

(c) Accounts Receivable and Credit Policies

Accounts receivable are due under specific terms outlined in engagement letters. The Company generally collects receivables in monthly or quarterly installments.

Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. As of September 30, 2020, management estimates that all accounts receivable are collectible and no valuation allowance has been recorded.

(d) Revenue Recognition

Revenues arise from contractual arrangements with registered representatives which stipulate annual fees and the percentage of commissions due to the Company from transactions executed through the broker-dealer. The Company recognizes revenue when it satisfies performance obligations under the terms of its contracts. This process involves identifying the customer contract, determining the performance obligations in the contract, determining the contract price, allocating the contract price to the distinct performance obligations in the contract, and recognizing revenue when the performance obligations have been satisfied. A performance obligation is considered distinct from other obligations in a contract when it (a) provides a benefit to the customer either on its own or together with a benefit to the customer either on its own or together with other resources that are readily available to the customer and (b) is separately identified in the contract. As no transactions were executed through the Company in the current year, no commission revenue was earned from registered representatives.

In addition, the Company earns revenue from registered representatives, who are considered the primary customers of the firm. The Company considers the annual registered representative fees to be "Stand-Ready" performance obligations as the services are provided on demand based on the customers' needs. As these fees are paid in advance annually on the anniversary date of the agreement, the revenue is deferred and recognized ratably over the service period.

(e) Income Taxes

The Company is an Ohio Limited Liability Company and has elected to be treated as a partnership for federal income tax purposes. Accordingly, the Company records no provision for federal income taxes. The Company is a single member limited liability company and is treated as a partnership for tax purposes. The Company does not file any tax returns, but its taxable income or loss is taxed directly to the members. The Company reflects payments made for taxes incurred from the results of the Company's operations, based on an apportionment factor attributed to each member, multiplied by the applicable estimated federal tax rate. These payments are reflected as distributions within the statement of changes in member's equity.

The Parent files a tax return with the City of Cleveland, where it is liable for unincorporated business tax ("UBT"). The Company has a tax sharing arrangement with the Parent, whereby the Parent is reimbursed for taxes incurred from the results of the Company's operations, based on an apportionment factor attributed to Cleveland, multiplied by the applicable UBT rate. As of September 30, 2020, the Company has $28,598 of gross unutilized NOL's related to UBT, which can be carried forward for a period of up to five years. The Company believes it is more likely than not that the Company will generate sufficient future taxable income to utilize the NOL in future periods, thus an allowance has not been recorded in the current year financial statements.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when

new information is available, or when an event occurs that requires a change. As of September 30, 2020, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. If such positions were taken, the resulting interest and penalties would be recognized as income tax expense.

(f) Commitments and Contingencies

From time to time, the Company is involved in litigation and arbitration arising out of the normal course of business. Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Management has not identified any matters that will have a material impact on the Company's financial condition or results of future operations. Legal costs, if any, incurred in connection with loss contingencies are expensed as incurred.

(g) COVID-19 Business Impact Considerations

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States and the World. The Company is monitoring the outbreak of COVID-19 and the related business and travel restrictions and changes to behavior intended to reduce its spread, and its impact on operations, financial position, cash flows, customer payments, and the industry in general. Due to the rapid development and fluidity of this situation, the magnitude and duration of the pandemic and its impact on the Company's operations and liquidity is uncertain as of the date of this report. However, management believes that that it is unlikely that there will be a material impact on operations and liquidity of the Company, at the time of issuance.

(h) Subsequent Events

Management has evaluated all subsequent events through November 24, 2020, the date the financial statements were available to be issued. No subsequent events were identified requiring disclosure in the financial statements.

3. RELATED PARTY

The Company has a management services agreement (the Agreement) with League Park Advisors, whereby League Park Advisors provides subcontracted employee services, administrative functions, support services, and the use of facilities for the benefit of the Company. For the year ended September 30, 2020, $54,540 of expenses were allocated to the Company under the agreement.

For the year ended September 30, 2020, registered representative fee revenues from a League Park Advisors totaled $73,920.

For the year ended September 30, 2020, accounts receivable from a League Park Advisors totaled $6,160.

During the current year, MMI Capital Partners, LLC, sold its 50% ownership interest to Achill BD, LLC for $18,000. Achill BD, LLC now owns 100% of the ownership interest in the Company. Additionally during

the year, the Company made distributions totaling $4,545 as payment to Achill BD, LLC and MMI Capital Partners for their apportioned 2019 income tax liability.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At September 30, 2020, the Company had excess net capital of $18,832.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At September 30, 2020, the ratio was 0 to 1.

Capital contributions and distributions to the members can be made under a capital policy approved by the Company's member. Periodic contributions and/or distributions approved by the member may be made in order to enable the member to effectively manage the Company.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC
SEPTEMBER 30, 2020

SCHEDULE I - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT TO RULE 15c3-3

- The Company is considered a Non-Covered Firm and, as such, is not required to comply with Rule 15c3-3 by reason of the SEC's guidance set forth in circumstances described in footnote 74 to Exchange Act Release No. 34-70073 (July 30, 2013).

See the Report of Independent Registered Public Accounting Firm.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC
SEPTEMBER 30, 2020

SCHEDULE II - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS OF 15c3-3

- The Company is considered a Non-Covered Firm, and as such is not required to comply with Rule 15c3-3 by reason of the SEC's guidance set forth in circumstances described in footnote 74 to Exchange Act Release No. 34-70073 (July 30, 2013).

See the Report of Independent Registered Public Accounting Firm.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC
SEPTEMBER 30, 2020

SCHEDULE III - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

COMPUTATION OF NET CAPITAL:		
Total members' equity from statement of financial condition		$31,547
Less: Non-allowable assets:		
Accounts receivable – related party	(6,160)	
Prepaid expense	(840)	
Deferred tax assets	(715)	
Total Non-allowable assets		$(7,715)
Net capital		$23,832
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6 2/3% of Aggregate indebtedness)		$561
Minimum regulatory dollar requirement		$5,000
Net capital requirement		$5,000
Excess net capital		
Net capital		$23,832
Less: Net capital requirement		(5,000)
Total		$18,832
AGGREGATE INDEBTEDNESS:		
Aggregate indebtedness liabilities		$8,410
Ratio of aggregate indebtedness to net capital		35%

RECONCILIATION BETWEEN NET CAPITAL COMPUTATION:

- There are no material differences between the computation of net capital under Rule 15c3-1 as prepared by the Company and filed with their most recent Part IIA unaudited report, as amended on November 24, 2020.

See the Report of Independent Registered Public Accounting Firm.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC
SEPTEMBER 30, 2020

ASSERTIONS REGARDING EXEMPTON PROVISIONS

I, as member of management of SFI Investments, LLC dba SFI Capital Group, LLC ("we", or "the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities and Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker dealer's designated examining authority (DEA). Pursuant to that requirement, the management of the Company hereby make the following assertions.

Identified Exemption Provision:

The Company claims an exemption from the custody and reserve provisions of 17 C.F.R. 15c3-3(k) by operating under the exemption provided to Non-Covered Firms under the SEC's guidance set forth in circumstances described in footnote 74 to Exchange Act Release No. 34-70073 (July 30, 2013).

Statement Regarding Meeting Exemption Provision:

We have met the identified exemption provision throughout the most recent fiscal year ended September 30, 2020 without exception.

SFI Investments, LLC

By:

J.W. Dorsey

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

TO THE MEMBERS AND BOARD OF MANAGERS
SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions from SEC Rule 15c3-3, in which (1) SFI Investments dba SFI Capital Group, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: "Non-Covered Firm" by reason of the SEC's guidance set forth in circumstances described in footnote 74 to Exchange Act Release No. 34-70073 (July 30, 2013) and (2) the Company stated that the Company met the identified exemption provisions as a Non-Covered Firm throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based the SEC's guidance for a Non-Covered Firm set forth in circumstances described in footnote 74 to Exchange Act Release No. 34-70073 (July 30, 2013) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum, LLP

Marcum LLP

Deerfield, Illinois
November 20, 2020

MARCUMGROUP
MEMBER

Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**